UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MICROSEMI CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	95-2110371
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2381 Morse Avenue., Irvine, California	92614
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Preferred Stock, par value $1.00 per share

and

Rights to Purchase Series A Junior Participating Preferred Stock

INFORMATION REQUIRED IN REGISTRATION STATEMENT

The undersigned, Microsemi Corporation, a Delaware corporation (herein referred to as the “Registrant,” the “Company” or “Microsemi”) hereby amends and restates the Registration Statement on Form 8-A filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on December 29, 2000 as set forth below.

The Company has also registered the Common Stock and the Preferred Stock under Section 12(g) of the Securities Exchange Act of 1934 on a Form 10 as amended and restated in its entirety on a Form 10/A Amendment No. 2 filed January 30, 2006 which supplements and is not superseded by this Form 8-A/A.

As a result of the stock splits described below, certain adjustments occurred automatically to the Series A Junior Participating Preferred Stock and the Rights to Purchase Series A Junior Participating Preferred Stock, in accordance with their terms.

Stock Splits

On July 31, 2001, the Board of Directors (the “Board”) of Microsemi Corporation declared a two-for-one stock split of the Company’s Common Stock, par value $0.20 per share (the “Common Stock”), to be effected by way of a Common Stock dividend payable to the stockholders of record as of the close of business on August 14, 2001. Stockholders received one additional share of Common Stock for every one share held as of the record date. The dividend was distributed as of the close of business on August 28, 2001. The ex-dividend date was August 29, 2001. As a result of the stock split, the Company issued 14,115,227 shares of its Common Stock. Upon completion of the stock split, the total number of outstanding shares of the Company’s Common Stock was approximately 28,230,454.

On January 26, 2004, the Board declared a second two-for-one stock split of the Company’s Common Stock effected by means of a Common Stock dividend payable to the stockholders of record as of the close of business on February 6, 2004. Stockholders received one additional share of Common Stock for every one share held as of the record date. The dividend was distributed as of the close of business on February 20, 2004. The ex-dividend date was February 23, 2004. As a result of the stock split, the Company issued 29,603,287 shares of its Common Stock. Upon completion of the stock split, the total number of outstanding shares of the Company’s Common Stock was approximately 59,206,574.

The cumulative effect of the stock splits declared by the Board on July 31, 2001, and January 26, 2004, respectively (the “Stock Splits”), has been an approximately fourfold increase in the number of shares outstanding of the Company’s Common Stock.

Pursuant to the Certificate of Designation of Series A Junior Participating Preferred Stock (as described in Item 1.A., below), there have been proportionate adjustments affecting those shares. Also, pursuant to the Rights Agreement (as described in Item 1.B., below), there have been proportionate adjustments of the Rights.

Item 1. Description of Registrant’s Securities to be Registered.

A. Description of Series A Junior Participating Preferred Stock, par value $1.00 per Share

Authorized Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, par value $1.00 per share. The Board of Directors is authorized to issue such shares in one or more series. Each such series shall have the rights, preferences, privileges and restrictions, and be subject to limitations and restrictions, as determined from time to time by the Board of Directors.

Designation and Amount. The only currently designated shares of Preferred Stock, par value $1.00 per share, are designated as “Series A Junior Participating Preferred Stock,” par value $1.00 per share. The number of shares constituting such series is 100,000 shares. The shares are designated pursuant to, and have the rights, preferences, privileges and restrictions as set forth in, the Certificate of Designation of Series A Junior Participating Preferred Stock, as amended.

Adjustments for Stock Splits, Etc. In the event the Company shall at any time after the close of business on December 22, 2000 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case, the amounts, whether of voting power or receivable as dividends, liquidation preference or in exchange upon a merger or reorganization, to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence have been or shall be, as applicable, adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Adjustments Made for the Stock Splits. In connection with the Stock Splits to date, the respective amounts as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock were adjusted by multiplying each original amount by four (4). There was also an inverse adjustment described in Item 1.B., below, affecting the Rights under the Rights Plan.

Dividends and Distributions. Rights of the Series A Junior Participating Preferred Stock to receive dividends are subject to any prior and superior right of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends. At this time there are no other shares of Preferred Stock. Subject to that possibility, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of September, December, March and June in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the product of 40,000 (as adjusted for the Stock Splits and subject to future adjustment) times the sum of (A) the aggregate per share amount of all cash dividends, plus (B) the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock.

The Company shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided above immediately after it declares a dividend payable on shares of Common Stock.

Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock or from the date of issue of such shares depending upon the date of issue of such shares. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than thirty (30) days prior to the date fixed for the payment thereof.

Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 4,000 votes on all matters submitted to a vote of the stockholders of the Company.

Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

Except as required by law, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action.

Certain Restrictions on Dividends on Common Stock. The Company shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock unless concurrently therewith it shall declare a dividend on the Series A Junior Participating Preferred Stock as described under “Dividends and Distributions,” above.

Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Company shall not:

declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

declare or pay dividends on, make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Company may at any time redeem purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

Likewise, the Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under the foregoing restrictions, purchase or otherwise acquire such shares at such time and in such manner.

Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Liquidation, Dissolution or Winding Up. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $400,000 per share or (2) 40,000 (as adjusted for the Stock Splits and subject to future adjustments) times the aggregate per share amount to be distributed to the holders of Common Stock (the greater of (1) or (2), referred to as the “Series A Liquidation Preference”).

Provided that in the event the Company does not have sufficient assets, after payment of its liabilities and distribution to holders of Preferred Stock ranking prior to the Series A Participating Preferred Stock, available to permit payment in full of the $400,000 per share amount, the amount required to be paid upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company shall equal the value of the amount of available assets divided by the number of outstanding shares of Series A Participating Preferred Stock In the event that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Participant Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

Consolidation, Merger, Etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in amount per share equal to 40,000 (as adjusted for the Stock Splits and subject to future adjustment) times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Company’s Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Amendment. The Company’s Certificate of Incorporation, as amended, including the Certificate of Designation of Series A Junior Participating Preferred Stock, as amended, shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

Amendment on December 16, 2005. On December 16, 2005 the Board of Directors of the Company approved the Certificate of Amendment of Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Amendment”). The Certificate of Amendment amended provisions of the Certificate of Designation of Series A. Junior Participating Preferred Stock regarding Fractional Shares as described under “Fractional Shares,” below.

Fractional Shares. Pursuant to the Certificate of Amendment Series A Junior Participating Preferred Stock may be issued in small fractions of a share without limit. Each fraction shall entitle the holder, in proportion to such holder’s fractional share, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights as a holder of Series A Junior Participating Preferred Stock.

This Description of Series A Junior Participating Preferred Stock, par value $1.00 per Share, does not purport to be complete and is qualified in its entirety by reference to the definitive Certificate of Designation of Series A Junior Participating Preferred Stock, as may be amended from time to time, filed as Exhibit 3.1, and the definitive Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock, filed as Exhibit 3.3, which are incorporated herein by this reference.

B. Description of Rights (the “Rights”) to Purchase Series A Junior Participating Preferred Stock

The description and terms of the Rights are set forth in a Rights Agreement (as amended, the “Rights Agreement”) dated December 22, 2000, and filed as Exhibit 4.2, as amended by Amendment No. One dated December 16, 2005, and filed as Exhibit 4.2.1, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent, which are incorporated herein by this reference.

On November 28, 2000 the Board of Directors of the Company approved the Shareholder Rights Plan (the “Plan”) and declared a dividend distribution of one Right for each outstanding share of Microsemi Corporation Common Stock to stockholders of record on the close of business on Friday, December 22, 2000 (the “Dividend Date”). As a result of adjustments from the Stock Splits to date, each share of Common Stock is currently associated with one-quarter (1/4) of one Right (a “Quarter Right”).

Each Quarter Right entitles the registered holder to purchase from the Company a unit consisting of 0.00025 of one whole share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $100.00 per Fractional Share, subject to future adjustments in accordance with the Plan. For example, at an exercise price of $100 per Quarter Right, each Quarter Right not owned by an Acquiring Person (or by certain related parties) following certain Triggering Events set forth below would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $100.

Certificates. The Rights are attached to all Common Stock certificates representing shares outstanding, and no separate Rights Certificates have been distributed. Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) 20 days following a public announcement that a Person or group of affiliated or associated Persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”); or (ii) 20 days following the commencement of a tender offer or exchange offer that would result in a Person or group beneficially owning 30% or more of the outstanding shares of Common Stock. Provided, however, that any Person who shall become the Beneficial Owner of 20% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock would be excluded from the definition of Acquiring Person until such time thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable after a Distribution Date, if any, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the

Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Expiration and Exercise. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 21, 2010, unless the Rights are extended or earlier redeemed by the Company as described below.

“Flip-In”. In the event that, at any time following the Dividend Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; (ii) an Acquiring Person becomes the beneficial owner of more than 20% of the outstanding shares of Common Stock; (iii) an Acquiring Person commences a tender offer or exchange offer that would result in the Acquiring Person beneficially owning 30% or more of the outstanding shares of Common Stock; (iv) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement; or (v) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

“Flip-Over”. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation; or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Notwithstanding any of the foregoing, following the occurrence of any of the “Flip-In” or “Flip-Over” events set forth in the paragraphs above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

However, Rights are not exercisable following the occurrence of any of the Flip-Over or Flip-In events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

Permitted Offer. A Permitted Offer does not trigger the exercisability of the Rights. A tender or exchange offer for all outstanding Common Stock at a price and on terms determined by the Board of Directors prior to the purchase to be adequate and in the best interests of the Company and its stockholders (other than the Acquiring Person) is a Permitted Offer under the Rights Agreement. The term “Permitted Offer” also includes a tender offer or an exchange offer commenced on or after the Rights Dividend Record Date by a bidder for all outstanding shares of Common Stock (i) that remains open for at least 50 business days; (ii) pursuant to which the bidder together with its Affiliates and Associates becomes the beneficial owner of 75% of the outstanding shares of Common Stock immediately upon completion of such offer; (iii) if and to the extent the consideration offered is cash, states that the bidder has obtained written financing commitments from recognized financing sources, and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate such tender offer and pay all related fees and expenses; (iv) if all or part of the consideration offered is securities, offers a security that is to be issued by an entity that has a consolidated net worth at least equal to that of the Company and its consolidated subsidiaries as of September 30, 2000; and (v) states that as promptly as practicable following the completion of such offer, the bidder will propose and seek to consummate a merger of the Company with the bidder (or a subsidiary thereof) in which each share of Common Stock not then owned by the bidder will be converted into the same form and amount of consideration per share as that paid in such offer. In order to satisfy the requirements of clause (i) of this definition, if the nature or amount of the consideration offered in such offer is changed after the offer is commenced, the offer must remain open for at least 50 business days from the date of such change; provided that the requirement of this sentence shall not apply (a) if the consideration is increased after the offer is commenced to an amount that equals or exceeds in value the consideration offered in any other tender offer or exchange offer for shares of Common Stock that is open at the time such increase is made and (b) such consideration is not thereafter reduced.

Exchange Feature. At any time after any Person becomes an Acquiring Person and prior to the acquisition by such Person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person or group which will have become void), in whole or in part, at an exchange rate of one share of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).

Adjustment for Dilution. The purchase price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fraction of a Fractional Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Adjustments Made for the Stock Splits. As a result of the Stock Splits to date, the number of Rights that each registered holder of Common Stock is entitled to purchase from the Company has been inversely adjusted, pursuant to the terms of the Rights Agreement, by a factor of four (4), such that a registered holder of one (1) share of Common Stock is entitled to one-quarter (1/4) of a Right, entitling the holder, in certain events, to purchase from the Company 0.00025 of one whole share of Series A Junior Participating Preferred Stock.

Redemption. At any time until twenty days following the Stock Acquisition Date (subject to extension by the Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.0000025 per Quarter Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Directors that such redemption of the Rights is fair to the Company. After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 20% or less of the outstanding shares of the Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price of $0.0000025 per Quarter Right. Rights are not exercisable while they are subject to redemption.

No Rights as a Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Amendments. The Board of Directors of the Company prior to the Distribution Date may amend any of the provisions of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Amendment on December 16, 2005. On December 16, 2005 the Board of Directors of the Company approved Amendment No. One to the Rights Agreement (“Amendment No. One”). Amendment No. One provides that in the event that the number of Rights per share of Common Stock are adjusted as a result of a stock split, the Company shall make such adjustments as necessary and appropriate such that all fractional Rights are separately and independently valid. It also provides that such fractional Rights shall entitle the holder thereof, in proportion to such holder’s fractional Rights, to exercise and to have all the benefits, powers and privileges of Rights under the

Rights Agreement. Additionally, Amendment No. One added a provision which confirmed that the redemption of the Rights by the Board of Directors of the Company may be made effective at such time and on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish. Finally, Amendment No. One amended and restated the respective addresses for notice for the Company and the Rights agent.

Availability of Rights Agreement and Other Relevant Documents. The Rights Agreement, the Certificate of Designation of Series A Junior Participating Preferred Stock and other relevant documents were filed by the Company on December 29, 2000 with the Securities and Exchange Commission as Exhibits to a Registration Statement on Form 8-A. Amendment No. One to the Rights Agreement and the Certificate of Amendment to the Certificate of Designation of Series A Junior Participating Preferred Stock were filed by the Company on December 16, 2005 with Securities and Exchange Commission as Exhibits to the Company’s Annual Report on Form 10-K. This Summary of does not purport to be complete and is qualified in its entirety by reference to the definitive documents filed as Exhibits as referred to above, all of which are incorporated herein by this reference. The Company’s filings, reports and proxy statements under the Securities Exchange Act are available at the Securities and Exchange Commission’s web site, www.sec.gov. A copy of the Rights Agreement and these other documents is available free of charge from the Company.

Item 2. Exhibits.

3	Bylaws of the Registrant. Previously filed in the Registrant’s Registration Statement on Form S-2 (No. 33-3845) filed on March 6, 1986 and incorporated herein by reference.*

3.1	Amended and Restated Certificate of Incorporation of the Registrant effective August 9, 2001. Previously filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 29, 2001.*

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Registrant. Previously filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

3.3	Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock. Previously filed as Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.1	Specimen certificate for the shares of Common Stock of Microsemi including legend regarding the Rights under the Rights Agreement. Previously filed as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.2	Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services LLC, as Rights Agent, and the exhibits thereto. Previously filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

4.2.1	Amendment No. One dated December 16, 2005 to Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services LLC, as Rights Agent. Previously filed as Exhibit 4.2.1 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005.

10.87	Agreement dated January 12, 2001 between James J. Peterson and the Registrant. Previously filed as Exhibit 10.87 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.88	Agreement dated January 12, 2001 between David R. Sonksen and the Registrant. Previously filed as Exhibit 10.88 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.93	Form of Executive Retention Agreement.

Date	Executive	Potential Payout as a Multiple of Pay (marked with “X”s)
10/15/04	Ralph Brandi	Two (2)
10/15/04	John Holtrust	One (1)
10/15/04	James Gentile	One (1)
10/15/04	Steven Litchfield	One (1)

Previously filed as Exhibit 10.93 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

20.1	Letter to Stockholders dated December 22, 2000 and its attached Summary of Shareholder Rights Plan. Previously filed as Exhibit 20.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

99.1	News Release dated December 22, 2000. Previously filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

*	Indicates that the exhibit contains a management compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MICROSEMI CORPORATION (Registrant)

Date: January 30, 2006	By:	/s/ DAVID R. SONKSEN
David R. Sonksen, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Ex. No.	Description
3	Bylaws of the Registrant. Previously filed in the Registrant’s Registration Statement on Form S-2 (No. 33-3845) filed on March 6, 1986 and incorporated herein by reference.*

3.1	Amended and Restated Certificate of Incorporation of the Registrant effective August 9, 2001. Previously filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 29, 2001.*

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Registrant. Previously filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

3.3	Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock. Previously filed as Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.1	Specimen certificate for the shares of Common Stock of Microsemi including legend regarding the Rights under the Rights Agreement. Previously filed as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.2	Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services LLC, as Rights Agent, and the exhibits thereto. Previously filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

4.2.1	Amendment No. One dated December 16, 2005 to Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services LLC, as Rights Agent. Previously filed as Exhibit 4.2.1 to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005.

10.87	Agreement dated January 12, 2001 between James J. Peterson and the Registrant. Previously filed as Exhibit 10.87 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.88	Agreement dated January 12, 2001 between David R. Sonksen and the Registrant. Previously filed as Exhibit 10.88 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.93	Form of Executive Retention Agreement.

Date	Executive	Potential Payout as a Multiple of Pay (marked with “X”s)
10/15/04	Ralph Brandi	Two (2)
10/15/04	John Holtrust	One (1)
10/15/04	James Gentile	One (1)
10/15/04	Steven Litchfield	One (1)

Previously filed as Exhibit 10.93 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

20.1	Letter to Stockholders dated December 22, 2000 and its attached Summary of Shareholder Rights Plan. Previously filed as Exhibit 20.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

99.1	News Release dated December 22, 2000. Previously filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form 8-A filed on December 29, 2000 and incorporated herein by reference.

*	Indicates that the exhibit contains a management compensatory plan or arrangement.